Medtronic plc
20 On Hatch
Lower Hatch Street
Dublin, Ireland
www.medtronic.com
October 10, 2017

Via EDGAR Correspondence

Mr. Kevin J. Kuhar
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:    Medtronic plc
Form 10-K for the Fiscal Year Ended April 28, 2017
Filed June 27, 2017
File No. 001-36820

Dear Mr. Kuhar:

Please find below Medtronic plc’s (“Medtronic” or the “Company”) responses to your comments as noted in your letter to the Company dated September 26, 2017. For ease of review, we have included the questions from your letter in italics and included our response in bold font below each question.

Form 10-K for the Fiscal Year Ended April 28, 2017

General

1.
You state on page 23 of the Form 10-K that your subsidiaries have had business dealings in countries including Sudan and Syria, such as the sale of medical devices and surgical tools and the provision of related services to distributors and other purchasing bodies in those countries. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since Medtronic Inc.’s letter to the staff dated February 14, 2014, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment 1:

The non-U.S.-incorporated subsidiaries of the Company that have engaged and continue to engage in business dealings pertinent to your Office’s inquiry regarding Sudan and Syria are (1) Medtronic Trading NL B.V., a wholly-owned indirect subsidiary of Medtronic incorporated in The Netherlands, (2) Medtronic Mediterranean SAL, a wholly-owned indirect subsidiary of Medtronic incorporated in Lebanon, (3) Covidien AG, a wholly-owned indirect subsidiary of Medtronic incorporated in Switzerland, and (4) Changzhou Kanghui Medical Innovation Co., Ltd., a wholly-owned indirect subsidiary of Medtronic incorporated in China. Sales to distributors in Sudan and Syria are shipped from Medtronic facilities located in Heerlen, The Netherlands, Opglabbeek, Belgium, Galway, Ireland and Changzhou, China.
Please note that the Company and its non-U.S. affiliates supply humanitarian products to parties in U.S.-sanctioned markets in full compliance with applicable U.S. and local laws. For several years, the Company has had in place a global trade compliance program that helps ensure the Company’s compliance with sanctions constraints administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”).
Operations in Sudan

Medtronic sells a range of medical devices and surgical tools, namely products from its Cardiac & Vascular Group, Restorative Therapies Group, Minimally Invasive Therapies Group and Diabetes Group to six distributors in Sudan. The Company understands the distributors then sell the products to Sudanese hospitals. Please refer to the Company’s response to Comment No. 2 below for a summary of the aggregate amount of sales to such distributors in fiscal years since Medtronic, Inc.’s letter to the staff dated February 14, 2014.

Operations in Syria

Medtronic sells a range of medical devices and surgical tools, namely products from its Cardiac & Vascular Group, Restorative Therapies Group, and Minimally Invasive Therapies Group to seven distributors in Syria. The Company understands these distributors then sell the products to hospitals in Syria. Please refer to the Company’s response to Comment No. 2 below for a summary of the aggregate amount of sales to such distributors in fiscal years since Medtronic, Inc.’s letter to the staff dated February 14, 2014.

Marketing and Support Activities in Sudan and Syria

Medtronic’s marketing and support activities involving Sudan and Syria, in full compliance with applicable U.S. and local laws, are coordinated through regional corporate operations, compliance and legal teams. The activities include limited contact related to processing of orders with distributors who deal with both private and government owned entities in those countries.

2.
Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment 2:

Based on an assessment of both quantitative and qualitative factors, the Company believes that the operations in Sudan and Syria are not material to Medtronic and do not constitute a material investment risk to Medtronic security holders. In assessing materiality of such operations, the Company considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in Medtronic securities, including the potential impact on Medtronic’s reputation and share value.

Please refer to the Company’s response to Comment No. 1 for a description of the Company’s operations and marketing and support activities in Sudan and Syria. In aggregate, sales in Sudan and Syria for the fiscal years ended April 24, 2015, April 29, 2016, and April 28, 2017, and the interim period from April 29, 2017 to July 28, 2017 were approximately $1.7 million, $2.1 million, $2.4 million, and $0.6 million, respectively.

The Company’s total net sales for the fiscal years ended April 24, 2015, April 29, 2016, and April 28, 2017, and the interim period from April 29, 2017 to July 28, 2017 were approximately $20.3 billion, $28.8 billion, $29.7 billion, and $7.4 billion, respectively. As such, the Company’s sales to Sudan and Syria, individually and in the aggregate, accounted for less than 0.01 of a percent of the Company’s total sales in each of these periods. Therefore, the Company respectfully advises the Staff that the operations or contacts in Sudan and Syria, individually or in the aggregate, are quantitatively immaterial to Medtronic security holders and the business and financial condition and results of operations of the Company.

In addition, qualitative factors do not render the Company’s operations in Sudan and Syria material. As stated above, the Company understands that the limited humanitarian business in these markets is conducted in full compliance with applicable U.S. and local laws. The Company believes the various products sold in Sudan and Syria are strictly used for medical purposes and do not have an alternative use. In light of the humanitarian nature of the Company’s products and the patient community that benefits from the Company’s products, the Company does not believe that these operations have materially affected Medtronic’s reputation or share value or that they constitute a material investment risk to Medtronic security holders.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. The Company does not believe that such legislation has, to date, had a material impact on Medtronic’s reputation or share value. The Company will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by such governments or organizations, and whether it may have any material impact on the Company and Medtronic security holders.

Income Taxes, page 55

3.
Revise this section in future filings to explain in greater depth the impact of tax credits and earnings from non-U.S. lower taxed jurisdictions on your effective tax rate. Discuss the primary taxing jurisdictions where your foreign earnings are derived, the location of tax credits and tax holidays, and the relevant statutory rates in those jurisdictions. Discuss the expiration of, and any uncertainties relating to, the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Response to Comment 3:

The Company notes the Staff’s comment and respectfully informs the Staff that it will ensure compliance with the disclosure requirements of Item 303(a)(3) of Regulation S-K in future filings, beginning with the Company’s Form 10-Q filing for the quarter ended October 27, 2017.

Note 3, Assets and Liabilities Held for Sale, page 77

4.
We note that you have agreed to sell your Patient Care, Deep Vein Thrombosis and Nutritional Insufficiency businesses and you have determined that the divestures of these businesses do not meet the criteria for discontinued operations. Please tell us the pretax profit or loss for each of these businesses for all periods presented and explain to us how you considered the disclosure requirements of ASC 360-10-50-3A.

Response to Comment 4:

ASC 360-10-50-3A requires disclosure of pretax profit or loss of individually significant components of an entity for the period in which the component is disposed of or is classified as held for sale and for all prior periods in which an income statement is presented. The Company evaluated the disclosure requirements included within ASC 360-10-50-3A for the divestiture of Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses and concluded the guidance was not applicable. The Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses operated within, and as part but not all of, a component called the Patient Monitoring and Recovery business (the “PMR Business”). As such, the Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses were not separately and clearly distinguished, for financial reporting purposes, from the larger PMR Business. Therefore, the Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses, either individually or in the aggregate, were not components, and the pretax profit or loss for each of the Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses was not distinguishable and is not available for the fiscal years ended April 24, 2015, April 29, 2016, and April 28, 2017.

The Company acknowledges that, for purposes of the divestiture, stand-alone financial statements for the combined Patient Care, Deep Vein Thrombosis, and Nutritional Insufficiency businesses (the “Combined Businesses”) were prepared for only one period, the fiscal year ended April 29, 2016. These financial statements supported the conclusion that the Combined Businesses were not significant in relation to the consolidated Company.

Therefore, the Company concluded that the Combined Businesses, in the aggregate, are not a significant component to the consolidated Company, and, as such, the Company was not required to disclose amounts under the disclosure requirements included within ASC 360-10-50-3A.

If you have any questions regarding these matters, please contact me at (763) 505-3070.

Sincerely,

/s/ Karen L. Parkhill

Karen L. Parkhill
Executive Vice President and
Chief Financial Officer

cc:    Bradley E. Lerman
Senior Vice President, General
Counsel and Corporate Secretary

Martha Ha
Assistant Corporate Secretary